FORM 4
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                      Investment Company Act of 1940

( ) Check this box if no longer subject to                   OMB APPROVAL
    Section 16.  Form 4 or Form 5 obligations         ------------------------
    may continue.  See Instruction 1(b)               OMB No.:   3235-0287
    Section 16.                                       Expires: Sept. 30, 98
                                                      Estimated average burden
                                                      hours per response ..0.5
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1. Name and Address of Reporting Person*

LONSTEIN, ZACH
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(Last)        (First)      (Middle)

2 CHRISTIE HEIGHTS STREET
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(Street)

LEONIA, NJ  07605
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(City)           (State)      (Zip)

2. Issuer Name and Ticker or Trading symbol

Computer Outsourcing Services, Inc. (COSI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

----------------------------------------------------

4. Statement for Month/Year

07/99
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5. If Amendment, Date of Original (Month/Year)

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



6. Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

   (X) Director               (X) 10% Owner
   (X) Officer (give title    ( ) Other (specify below)
                 below)
       CEO & Chairman
       --------------------

7. Individual or Joint/Group Reporting (Check applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More Than One Reporting Person

                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   2. Transac-     3. Transac-   4. Securities Acquired (A)      5. Amount of       6. Ownership   7. Nature of
 (Instr. 3)             tion Date       tion Code     or Disposed of (D)              Securities         Form:          Indirect
                        (Month/         (Instr. 8)    (Instr. 3, 4 and 5)             Beneficially       Direct (D)     Beneficial
                        Day/Year)      -----------   -----------------------------    Owned at End       or Indirect    Ownership
                                                                 (A)                  of Month           (I)
                                                                 or
                                       Code     V     Amount     (D)      Price       (Instr. 3 & 4)     (Instr. 4)     (Instr. 4)
--------------------   -------------   -----------   ----------  ---  ------------   ----------------   ------------   ------------
Common Stock, $0.01
   par value/share        7/13/99        S            20,000      D     $10.375
       SAME               7/13/99        S            10,000      D     $10.503
       SAME               7/15/99        G             2,500      D
       SAME               7/15/99        G             2,500      D                       1,624,421              D



--------------------  -------------  -------  ----  -----------  ---  ----------   ---------------    ---------------  ------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                      Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)

1. Title of   2. Conver-  3. Trans-  4. Trans-  5. Number   6. Date      7. Title         8. Price   9. Num-    10. Own-    11. Na-
 Derivative    sion or     action     action     of Deri-    Exer-        & Amount         of De-     ber of      ership     ture of
 Security      Exercise    Date       Code       vative      cisable      of Under         rivative   Deri-       Form       Indi-
 (Instr.       Price of    (Month/    (Instr.    Securi-     and Ex-      lying            Security   vative      of Der-    rect
 3)            Deriva-     day/       8)         tives       piration     Securi-          (Instr.    Secu-       ivative    Bene-
               tive        year)                 Accquir-    Date         ty               5)         rities      Securi-    ficial
               Security                          ed (A)      (Month/      (Instr.                     Bene-       ty:        Owner-
                                                 or Dis-     Day/         3 and 4)                    ficial-     Direct     ship
                                                 posed       Year)                                    ly Owned    (D) or     (Instr.
                                                 of (D)                                               at End      Indirect   4)
                                                 (Instr.                                              of Month    (I)
                                                 3, 4,                                                (Instr.     (Instr.
                                                 and 5)                                               4)          4)
                                     ---------  ---------  -----------  ----------------
                                      Code  V   (A)   (D)  Date  Ex-    Title     Amount
                                                           Exer- pira-            or Num-
                                                           cis-  tion             ber of
                                                           able  date             shares
------------  ----------  --------   ---- ----  ---------  ----  -----  -------  -------  ---------  ---------  ----------  --------
Employee                                                                Common
  stock option  various                                                  stock                        125,000        D
------------  ----------  --------   ---- ----  ---------  ----  -----  -------  -------  ---------  ---------  ----------  --------
Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal       /s/ Zach Lonstein                     8/10/99
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                       --------------------------------         ----------
                                                                               ** Signature of Reporting Person         Date



Potential persons who are to respond to the collection of information contained
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